Supplement to
                           Offers To Purchase for Cash
                      Any and All Outstanding Common Stock,

     Any and All 9% Subordinated Convertible Debentures Due November 1, 1999

                                       and

        All 9.1% Subordinated Convertible Debentures Due January 1, 2002

                                       of

                   MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.

                                       at

                         $3.50 Per Share of Common Stock

                                     and at

            Par Plus Accrued and Unpaid Interest on Such Debentures,

                         Each Net to the Seller in Cash,

                                       by

                               MEI HOLDINGS, L.P.

-------------------------------------------------------------------------------
      THE OFFERS HAVE BEEN EXTENDED. THE OFFERS AND WITHDRAWAL RIGHTS WILL
     NOW EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON JANUARY 14, 1997,
                     UNLESS THE OFFERS ARE FURTHER EXTENDED.
-------------------------------------------------------------------------------

     THE SPECIAL COMMITTEE OF THE BOARD OF DIRECTORS OF MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC. HAS DETERMINED THAT IT IS UNABLE TO TAKE A POSITION OR MAKE A RECOMMENDATION TO THE HOLDERS OF SHARES OR DEBENTURES REGARDING THEIR DECISION EITHER TO TENDER OR TO REFRAIN FROM TENDERING SHARES OR DEBENTURES PURSUANT TO THE OFFERS. SEE ITEM 4 OF THE SCHEDULE 14D-9 PREVIOUSLY MAILED TO SHAREHOLDERS AND DEBENTUREHOLDERS AND "ADDITIONAL INFORMATION CONCERNING CERTAIN DETERMINATIONS BY THE PURCHASER" IN THIS SUPPLEMENT.

     The Offers are not conditioned on any minimum number of Shares or Debentures being tendered, except that the Offer for the 9.1% Debentures (but not the 9% Debentures) is conditioned on all 9.1% Debentures (which were held by 18 registered Holders as of November 13, 1996) being validly tendered and not withdrawn prior to the Expiration Date. The Offers are also conditioned on, among other things, the absence of (i) certain litigation, orders or other legal matters and (ii) any material adverse change (or any development involving a prospective material adverse change) in the business, financial condition, results of operations or prospects of Mountasia Entertainment International, Inc. See "The Offers -- Certain Conditions of the Offers" in the Offer To Purchase and "Certain Conditions of the Offers" in this Supplement. The purchase of Shares pursuant to the Offers would reduce the number of Shares that might otherwise trade publicly and could reduce the number of Shareholders, and therefore could result in the delisting of the Shares from trading on the American Stock Exchange (the "AMEX") and the Company no longer being required to file reports and other information under the Securities Exchange Act of 1934, as amended. Any of these effects could adversely affect the liquidity or prices realizable in sales of the Shares and Debentures following the Offers. See "Special Factors -- Certain Effects of the Offers" in the Offer To Purchase. If, prior to or on the date of the expiration of the Offers (the "Expiration Date"), MEI Holdings, L.P. (the "Purchaser") determines that it is likely that the Offers would result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and, if applicable, extend the Offers so that the Expiration Date is not less than ten business days after the date of such announcement.


                                   ----------

     Any Shareholder or Debentureholder (collectively, "Holders" and each, a "Holder") desiring to tender all or any portion of such Holder's Shares or Debentures should either (i) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificates representing the tendered Shares or Debentures, and any other required documents, to the Depositary or tender such Shares or Debentures pursuant to the procedure for book-entry transfer set forth in "The Offers -- Procedure for Tendering Shares or Debentures" in the Offer To Purchase or (ii) request such Holder's broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such Holder. A Holder who has Shares or Debentures registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact that entity if such Holder desires to tender such Shares or Debentures. Any Holder who desires to tender such Holder's Shares or Debentures and whose certificates representing such Shares or Debentures are not immediately available or who cannot comply with the procedures for book-entry transfer on a timely basis may tender such Shares or Debentures by following the procedures for guaranteed delivery set forth in "The Offers -- Procedure for Tendering Shares or Debentures" in the Offer To Purchase.

     Procedures for tendering Shares and Debentures are set forth in "The Offers -- Procedure for Tendering Shares or Debentures" in the Offer To Purchase. Tendering Holders should continue to use the Letter of Transmittal and the Notice of Guaranteed Delivery previously delivered with the Offer To Purchase. Holders who have already tendered Shares or Debentures using the Letter of Transmittal need not complete another Letter of Transmittal or take any additional action for their Shares or Debentures to be tendered pursuant to the Offers.

     Any questions or requests for assistance or additional copies of this Supplement to Offer To Purchase, the Offer To Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Supplement to Offer To Purchase.

     THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                   ----------

        The Information Agent for the Offers is MacKenzie Partners, Inc.

                                   ----------


December 31, 1996

To the Holders of Common Stock, 9% Debentures and 9.1% Debentures of Mountasia Entertainment International, Inc.:

Introduction

     The following is certain additional information that supplements and amends the Offers To Purchase, dated November 14, 1996 (the "Offer To Purchase"), of MEI Holdings, L.P. (the "Purchaser") pursuant to which the Purchaser is offering to purchase (i) any and all of the outstanding shares of Common Stock (the "Shares") of Mountasia Entertainment International, Inc. (the "Company") not now beneficially owned by the Purchaser at $3.50 per Share, without interest, net to the seller in cash (the "Per Share Price"), (ii) any and all of the outstanding 9% Subordinated Convertible Debentures Due November 1, 1999 (the "9% Debentures") of the Company at par plus accrued and unpaid interest to the date of acceptance for payment, net to the seller in cash, and (iii) all outstanding 9.1% Subordinated Convertible Debentures Due January 1, 2002 (the "9.1% Debentures" and together with the 9% Debentures, collectively, the "Debentures") of the Company at par plus accrued interest to the date of acceptance for payment, net to the seller in cash, in each case on the terms and subject to the conditions set forth in the Offer To Purchase, this Supplement To the Offer To Purchase and in the related Letter of Transmittal (which together constitute the "Offers"). Except as set forth in this Supplement, the terms and conditions set forth in the Offer To Purchase and related Letter of Transmittal remain applicable in all respects to the Offers, and this Supplement should be read in conjunction with the Offer To Purchase and the related Letter of Transmittal. Capitalized terms used herein without definition have the meanings ascribed to such terms in the Offer To Purchase.

Shares and Debentures Tendered

     The Purchaser has been informed by the Depositary that, as of the close of business on the last trading day immediately preceding the date of this Supplement, 1,209,960 Shares, $500,000 principal amount of the 9% Debentures and none of the 9.1% Debentures had been tendered and not withdrawn pursuant to the Offers. See "Certain Other Matters Relevant to the Offers -- Intentions of Certain Holders" in this Supplement.

Extension of the Offers

     The Purchaser has extended the Offers. Upon the terms and subject to the conditions of the Offers, the Purchaser will accept for payment, and thereby purchase, all Shares and Debentures validly tendered prior to the Expiration Date and not properly withdrawn in the manner described under the caption "The Offers -- Withdrawal Rights" in the Offer To Purchase. As amended hereby, the term "Expiration Date" means 12:00 midnight, New York City time, on January 14, 1997, unless, the Purchaser, in its sole discretion, extends the period of time for which the Offers are open, in which event the term "Expiration Date" will mean the latest time and date on which the Offers, as so extended by the Purchaser, expires. For a description of the Purchaser's right to extend the period of time during which the Offers are open, see "The Offers -- Terms of the Offers" in the Offer To Purchase.

Company Announces Business Plan

     On December 27, 1996 the Company published a press release, the substance of which (as modified by the Company's December 30, 1996 press release) was as follows:

                  "MOUNTASIA ENTERTAINMENT INTERNATIONAL, INC.
                     ANNOUNCES COMPREHENSIVE BUSINESS PLAN"

     "Alpharetta, Georgia, December 27, 1996. Mountasia Entertainment International, Inc. (AMEX: MBE) today announced that it has adopted a comprehensive business plan. The plan is the culmination of months of study of Mountasia's internal operations, industry conditions and other factors. The principal objectives of the plan are:

          o Improving the profitability of large underperforming parks and the Company's overall results of operations

          o Repositioning, expanding or redeveloping Company parks with the highest profit potential

          o Growing the Company's business through acquisitions and the development of new parks

          o    Selling or closing small, non-strategic parks

          o Developing a capital structure for the Company that will allow it to achieve its business objectives"

     "The Company's plan contemplates the investment of approximately $36 million for the redevelopment and expansion of certain of the Company's best performing parks, including the addition of new attractions, and spending approximately $4 million to repair and upgrade other parks. The Company also expects to pursue possible acquisitions and the development of new parks in strategic markets. As discussed below, the funds for such redevelopment, expansion, acquisitions and development will be obtained from the investment by MEI Holdings, L.P., the Company's largest shareholder, of $22.7 million in additional equity pursuant to the recapitalization agreement entered into by the Company and MEI Holdings last Summer and from other sources of debt and equity capital."

     "In implementing the plan, the Company will seek to sell or close 16 non-strategic parks. Also, over the next few months the Company will review for possible sale or closure eight additional parks which are not located in markets that the Company believes are strategic in light of its future plans or are otherwise underperforming. The 16 parks to be closed or sold generated operating revenues of $5.0 million during the 12-month period ended September 30, 1996 and produced an operating loss of $.4 million in such period; the additional eight parks being reviewed for possible sale or closure had operating revenues and an operating loss of $4.7 million and $.8 million, respectively, in that period. The Company expects to take an approximately $8.2 million charge against earnings in the fourth quarter of 1996 to reflect assets held for sale, to establish reserves for discontinuation of operations, severance and other related costs and for certain additional matters. The total charge for such purposes could increase to approximately $15.7 million if the Company determines to sell or close the eight additional nonstrategic parks under review. Giving effect to the sale or closing of the 16 non-strategic parks, the Company will operate 27 parks."

     "Consistent with the Company's business plan, during the second half of this year, the Company (i) purchased the previously syndicated equity interests it did not own in entities owning Mountasia parks located in Columbus, Ohio; Houston, Texas; McAllen, Texas; Miami, Florida and Las Vegas, Nevada; (ii) purchased the underlying fee title to the Malibu park located in Puente Hills, California which it previously operated under a ground lease; (iii) entered into a contract to purchase a dragster attraction for certain of the Company's parks from Superstar Dragsters, Inc. of British Columbia; and (iv) redeemed the Company's 10% convertible debt for $4.8 million (the funds for which, as previously announced, were provided by MEI Holdings). The total initial investment for the purchased parks was $26.5 million; under the dragster purchase agreement, the Company has spent $3.6 million this year and anticipates spending an additional approximately $24.0 million over the next three years. In connection with its pursuit of possible acquisitions, the Company has entered into an agreement giving it the right to acquire a park in San Antonio, Texas for $4.9 million (less a $100,000 deposit) and has identified certain other possible acquisitions (none of which is currently under contract). The funds for the investment in the purchased parks and the $3.6 million under the dragster purchase agreement were obtained partially from MEI Holdings' initial $40.0 million investment made this Summer and partially from borrowings under the Company's $20.0 million credit facility."

     "As a part of its plan to improve its results of operations, the Company is developing a set of "best operating practices" for every phase of park operations and intends to institute these practices system- wide."

     "In order to obtain a portion of the capital for its business plan, Mountasia exercised its right to require MEI Holdings to purchase up to $22.7 million in additional equity as needed. Following the above-described investments, the Company has substantially drawn all borrowings permitted under its existing $20.0 million loan facility and believes that it will be required to seek, and based on preliminary discussions with the lender expects to receive, a waiver of certain financial covenants for the period ended December 31, 1996 (in order to prevent a default thereunder). Accordingly, the Company presently intends to obtain the financing for the remainder of its business plan through other sources of debt and equity capital. In connection with MEI Holdings' initial investment in the Company earlier this year, MEI Holdings agreed, subject to certain conditions and limitations, to make up to $30 million of additional equity capital available to the Company to backstop future rights offerings made to all stockholders."

     "The shares to be issued to MEI Holdings as part of its $22.7 million capital contribution will be non-voting Series F Preferred Stock. The Series F Preferred Stock is convertible into voting Common Stock upon approval by the Company's shareholders. The number of common equivalent shares issuable upon the Company's exercise of its right to require MEI Holdings to make the up to $22.7 million equity investment in the Company is dependent in part on future events, including (i) whether shareholders approve the conversion of Series F Preferred Stock into Common Stock (if such shareholder approval is not obtained, the shares issuable to MEI Holdings will be effectively issued at a 15% discount), (ii) the extent to which MEI Holdings is entitled to additional shares under the post-closing adjustment provisions of its Investment Agreement with the Company, and
     (iii) whether, and the prices at which, certain outstanding securities are converted into Common Stock. However, the Company presently estimates that, depending primarily on the extent of adjustments finally made under the post-closing adjustment provisions of the Company's Investment Agreement with MEI Holdings, such number will be between 9.0 million and 9.7 million shares, or 10.6 million and 11.4 million shares if shareholder approval as described above is not obtained. Assuming, solely for purposes of illustration, that (a) 9.0 million shares are issued in connection with the $22.7 million additional investment, (b) MEI Holdings receives an additional 1.9 million shares under the above-described post-closing adjustment provisions, (c) shareholder approval of the issuance of Common Stock as described above is obtained, and (d) the conversion of all outstanding convertible debentures at $3.50 per Share, MEI Holdings would beneficially own 28.9 million shares out of an assumed 50.4 million total number of outstanding shares, without giving effect to any shares of Common Stock or convertible debentures of the Company purchased pursuant to MEI Holdings' pending tender offer. Based on such assumptions, MEI Holdings would beneficially own 57.3% of the Company's outstanding shares. However, the actual numbers of shares owned by MEI Holdings and issuable by the Company is dependent in part on future events and could be materially different from the numbers provided in the foregoing illustration."

     "On November 14, 1996, MEI Holdings commenced offers to purchase any and all shares of Common Stock not owned by it at $3.50 per share, net to the seller in cash, and certain convertible debentures of the Company. MEI Holdings has informed the Company that MEI Holdings does not intend to change the terms of such offers in light of the matters described above, except that MEI Holdings does intend to extend the expiration date of the offers (which previously had been January 7, 1997) to permit MEI Holdings to publish a supplement to its tender offer materials describing such matters and providing certain additional information. The Company has been informed that MEI Holdings intends to publish such supplement as promptly as practicable. The extended tender offer expiration date will be set forth in that supplement."

     "Headquartered in Atlanta, Georgia, Mountasia Entertainment International, Inc. is a leader in the family entertainment industry now operating 43 family fun centers."

For additional information relating to the Purchaser's investment in the Company, including the 15% purchase price discount at which Series F and G Stock is issuable if Shareholder Approval of the conversion of Series F or G Preferred Stock into Shares is not given, see "The Recapitalization Agreements" in the Offer To Purchase. There is no cap limiting the maximum number of Shares issuable under the Post-Closing Adjustment Provisions of the Investment Agreement. For additional information regarding recent developments affecting the Company, see "Background of the Offers" in the Offer To Purchase and the documents referred to in "Additional Information" in the Offer To Purchase.

Additional Information Concerning Certain Determinations by the Purchaser

     The following is certain additional information concerning determinations by the Purchaser relating to the Offers. For a discussion of the background of the Offers, see "Background of the Offers" in the Offer To Purchase.

For a discussion of the Purchaser's consideration of the fairness of the Offers, see "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase. Additional information concerning factors considered by, and the determinations of, the Special Committee of the Company Board regarding the Offers is set forth in Items 3 and 4 of the Statement on Schedule 14D-9 previously furnished to Shareholders and Debentureholders, and is incorporated herein by reference.

     As discussed in the Offer To Purchase (see "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase), the Purchaser believes that the long-term value of an investment in the Shares or Debentures could exceed the prices offered therefor pursuant to the Offers, although there can be no assurance with respect thereto. The Purchaser believes that the additional material potential detriments and adverse effects on the Company or the Shareholders or Debentureholders (other than the Purchaser and its affiliates) are (i) the possible delisting of the Shares from trading on the AMEX (discussed in "Special Factors -- Certain Effects of the Offers" in the Offer To Purchase), (ii) the possible deregistration of the Shares under the Exchange Act (discussed in "Special Factors -- Certain Effects of the Offers" in the Offer To Purchase), and (iii) the potential income tax effects of a sale of Shares or Debentures pursuant to the Offers (discussed in "Special Factors -- Certain Federal Income Tax Consequences" in the Offer To Purchase). As provided in the Offer To Purchase,
(a) if the Purchaser determines that it is likely that the Offer would result in the delisting of the Shares from trading on the AMEX, the Purchaser will make a public announcement of such determination and, if applicable, extend the Expiration Date of the Offers so that the Expiration Date is not less than ten business days after the date of such announcement and (b) the Purchaser and the Company have agreed that (1) Purchaser will not cause the Company voluntarily to take or fail to take any action that would result in deregistration under the Exchange Act prior to December 31, 1997 if the Shares continue to be listed on the AMEX or if the Company Board otherwise requests and (2) the Company will continue voluntarily to comply with the Exchange Act reporting requirements regardless of the outcome of the Offers until at least December 31, 1997. The Purchaser did not consider any alternative to the Offers (other than not initiating the Offers) in deciding whether to make the Offers.

     As described in the Offer To Purchase (see "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers"), although the Purchaser believes that the long-term value of an investment in the Shares or Debentures could exceed the prices offered therefor pursuant to the Offers, the Purchaser believes that the Offers are fair to Shareholders and Debentureholders. The principal factor considered by the Purchaser in making this determination was that the Per Share Price proposed in the Offer was (i) in excess of (a) the Purchaser's Per Share price for its initial investment in the Company pursuant to the Investment Agreement (the "Initial Investment Price") (see "Background of the Offers -- The Recapitalization" and "The Recapitalization Agreements" in the Offer To Purchase), which had been approved by the Company Board following arms-length negotiations and before the Purchaser or any affiliate thereof had any equity interest in the Company and (b) of the Purchaser's $88.0 million valuation of the equity of the Company (after giving effect to the Purchaser's initial $40.0 million investment) at the time that the Purchaser and the Company entered into the Investment Agreement (which $88.0 million valuation is equal to the product of the Purchaser's Initial Investment Price of $3.41 as negotiated with the Company at that time multiplied by the number of Shares outstanding immediately after the closing of the $40.0 million investment, was based upon various assumptions as described in "Background of the Offers -- The Purchaser's Reasons for the Recapitalization and the Offers" in the Offer To Purchase and was based in substantial part on the Purchaser's assumptions as to the value of the Company as a platform for future growth if the Company were able to implement a plan such as that described in "Company Announces Business Plan" in this Supplement which plan was developed since the closing last Summer of the Purchaser's initial $40.0 million investment), and
(ii) in excess of recent market prices for Shares (see "Special Factors -- Market Prices for Shares" in the Offer To Purchase). The Purchaser's valuation referred to in clause (i)(b) of the immediately preceding sentence was made solely for the Purchaser's internal purposes, was based on various assumptions as to future events, many of which are beyond the Purchaser's and the Company's control and some of which have been or may be materially affected by subsequent events (see "Company Announces Business Plan" in this Supplement), and may not be relied upon to determine the value of an investment in the Shares. The Initial Investment Price was $3.41 per Share ($0.09 below the Per Share Price); however, such price is subject to adjustment downward to reflect issuance of additional Shares pursuant to the Investment Agreement and the Warrant as described in "Background of the Offers -- The Purchaser's Reasons for the Recapitalization and the Offers" and "The Recapitalization Agreements" in the Offer To Purchase and, based upon the factors described in "Exercise of the Company Call Option" in this Supplement, the Purchaser presently estimates that such price will be in the range of $2.19 to $2.52 ($1.31 to $.98 below the Per Share Price). During the period from October 1, 1996 to November 13, 1996 (the last trading day immediately preceding the commencement of the Offers) the closing sales prices for Shares as reported on the NASDAQ or the AMEX (as applicable) ranged from a high of $3.13 ($0.37 below the Per Share Price) per Share to a low of $1.94 per Share ($1.56 below the Per Share Price). On November 6, 1996, the last full trading day preceding the public announcement of the Purchaser's intention to make the Offers, the last reported trading on the AMEX was $2.5625 per Share ($0.9375 below the Per Share Price). See "Special Factors -- Market Prices for Shares" in the Offer To Purchase. The Company's business plan announced on December 27, 1996 (see "Company Announces Business Plan" in this Supplement) does not affect the Purchaser's views as to the fairness of the Offers.

     In making the determinations referred to in the immediately preceding paragraph, the Purchaser did not give substantial consideration to any of the following: (a) historical market prices for Shares (which were substantially higher than recent market prices) because of the general decline therein since the Company's initial public offering in November 1993, particularly throughout 1996 (see "Special Factors -- Market Prices for Shares" in the Offer To Purchase), (b) net book value per Share (which had declined to $2.68 per Share on September 30, 1996 from $4.51 per Share on September 30, 1995 primarily as a result of the $15.4 million of losses incurred by the Company during fiscal 1996 and the issuance of Shares, including to the Purchaser and upon conversion of the Company's convertible securities, at prices below the $4.51 book value per Share amount at September 30, 1995), going concern value per Share (except for the $88.0 million valuation of the equity of the Company described in the immediately preceding paragraph), liquidation value per Share or per Share prices paid in prior investments by third parties, or (c) any firm offer during the preceding 18 months by any third party relating to any acquisition or other business combination or other transaction involving the Company (including without limitation, if it is deemed to be such an offer, the proposal announced by the Company in December 1995 under which persons affiliated with Universal Investment & Management Company ("UIMCo") would have acquired substantially all of the Company's assets for $90.0 million less any assumed indebtedness or other liabilities (which proposal the Purchaser has been informed was (x) valued by UIMCo at approximately $6.00 per Share and (y) rejected by the Company because, among other things, of the financing and other conditions thereof and lack of certainty with respect thereto)). Some or all of the measures referred to in clauses (a) through (c) of the immediately preceding sentence could produce valuations higher than the $3.50 Per Share Price. In addition, the Purchaser did not obtain or consider any report, opinion or appraisal of Company from an unaffiliated third party in connection with the Offers. (For a discussion of certain procedural aspects of the Offers, see the third last paragraph in this Section of this Supplement.)

     While the Purchaser did consider the Company's prospects in connection with the Offers, such consideration, in general, related to the Purchaser's view of the Company as a platform on which a substantial family entertainment business could be built (see "Company Announces Business Plan" in this Supplement), rather than any specific projections or forecasts of the Company in respect of the Company's results of operations. On November 13, 1996, the Company reported that the seasonal nature of the Company's business, the fact that certain of the Company's parks are presently performing below expectations, the time required to redevelop selected parks and the fact that certain parks will be closed during redevelopment make it unlikely that the Company will return to sustainable profitability until the effects of its previously announced steps to improve shareholder value are realized. See "Background of the Offers -- Certain Events Following the Recapitalization" in the Offer To Purchase and "Company Announces Business Plan" in this Supplement. However, the primary objective of the Company's business plan announced on December 27, 1996 was improving the Company's results of operations and, while there necessarily can be no assurance that this objective will be achieved or as to the timing thereof, the Purchaser decided to make the Offers based in large part on the belief that this objective can ultimately be achieved.

     While the Purchaser believes that the Offers are fair to the Shareholders of the Company from a financial point of view, as discussed in the Offer To Purchase, the Purchaser also believes that the long-term value of an investment in the Shares could exceed the Per Share Price. Accordingly, neither the Purchaser nor, as discussed below, the Special Committee of the Company Board expresses any opinion or makes any recommendation to the Shareholders or Debentureholders regarding their respective decisions to tender or refrain from tendering Shares or Debentures pursuant to the Offers. Whether or not the Per Share Price or the prices to be paid for the 9% Debentures and the 9.1% Debentures in the Offers represent an acceptable return on investment for any particular Shareholder or Debentureholder will necessarily depend on such Holder's individual investment criteria, liquidity requirements and other circumstances, as well as such Holder's assumptions as to future events (including the Company's future results of operations and the implementation of its growth strategy), many of which events are outside of Company's control. Moreover, as discussed in "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase, any analysis of the value of an investment in the Shares or Debentures is heavily dependent on the particular capitalization and discount rates, tax considerations and other investment criteria an investor determines to be appropriate for such investor's analysis. Accordingly, each Holder must make his, her or its own decision whether to tender Shares or Debentures pursuant to the Offers and should give careful consideration to the terms of, and consequences resulting from, the Offers and such other factors as such Holder determines to be relevant.

     The Purchaser also believes that the Offers are procedurally fair based primarily upon the fact that the Offers are not coercive--i.e., any Shareholder or Debentureholder who elects to do so may retain his or her interest in the Company. In addition, the above-described provisions made in the Offers to extend the Expiration Date if the Purchaser determines that it is likely that the Offers will result in the delisting of the Shares and to maintain the

Company's status as a reporting company through at least December 31, 1997 were added in an effort to aid in assuring the noncoercive nature of the Offers. However, as described in the Offer To Purchase (see "Special Factors -- Certain Determinations by the Purchaser and Plans for the Company after the Offers" in the Offer To Purchase), no person was retained as an unaffiliated representative to act on behalf of unaffiliated Holders for purposes of negotiating the terms of the Offers and the Purchaser has received no report, opinion or appraisal from an outside party relating to the consideration or the fairness of the consideration being offered to Holders pursuant to the Offers or the fairness of the Offers to the Company, the Purchaser and its affiliates or Holders other than the Purchaser and its affiliates, or which is otherwise materially related to the Offers. Except for the Offer to purchase the 9.1% Debentures, which is conditioned on there being validly tendered and not withdrawn all outstanding 9.1% Debentures, the Offers are not conditioned upon acceptance by Holders of a majority of the Shares or the Debentures.

      The Purchaser did not rank or assign relative weights to the factors discussed above in making its determination as to the fairness of the Offers. However, in general, the most significant factors in such determination were the Price Per Share and determination by the Purchaser that the Offers were not coercive, in each case as described above. The Purchaser believes that the factors discussed in this section of this Supplement apply, in all material respects, equally to the Offer for Shares and to the Offer for Debentures.

     On November 29, 1996, the Special Committee unanimously determined not to recommend that Shareholders or Debentureholders tender or fail to tender Shares or Debentures pursuant to the Offers. Instead, the Special Committee is remaining neutral with respect to the Offers. A copy of Schedule 14D-9 relating to such determinations has been previously mailed to Shareholders and Debentureholders and may be obtained in the manner described under "Additional Information" in the Offer To Purchase. None of the members of the Special Committee is an employee of the Purchaser, the Company or any subsidiary of either of them.

Additional Information Concerning Source and Amount of Funds

     Each of Purchaser's partners has, or will have prior to the Expiration Date, net worth adequate to fulfill its commitments to fund the capital contributions to the Purchaser as are necessary to provide the Purchaser with the funds to purchase the Shares and the Debentures in the Offers. The Purchaser's obligation to consummate the Offers is not conditioned on the Purchaser obtaining financing. See "The Offers -- Certain Conditions of the Offers" in the Offer To Purchase.

Certain Conditions of the Offers

     In "The Offers -- Certain Conditions of the Offers" in the Offer To Purchase, the Purchaser reserved the right, among other things, to terminate the Offers if in the "sole discretion" of the Purchaser certain events occurred. The Purchaser hereby amends the Offers to modify that standard to the Purchaser's reasonable discretion.

     In "The Offers -- Certain Conditions of the Offers" in the Offer To Purchase, the Purchaser reserved the right, among other things, to terminate the Offers if "at any time at or before payment for any Shares or Debentures tendered pursuant to the Offers (whether or not any Shares or Debentures have theretofore been accepted for payment or paid pursuant to the Offers)" any of the events specified under that caption occurs. The Purchaser hereby amends the Offers so that the period during which the Purchaser reserves such right to terminate ends on the Expiration Date (whether or not any Shares or Debentures have theretofore been accepted for payment or paid for pursuant to the Offers) and the first paragraph of "The Offers -- Certain Conditions of the Offers" in the Offer To Purchase is hereby amended accordingly.

Exercise of the Company Call Option

     In connection with the announcement of the adoption of its business plan on December 27, 1996, the Company announced the exercise of its rights to require the Purchaser to invest an additional $22.7 million in the Company pursuant to the Company Call Option. See "Company Announces Business Plan" in this Supplement.

Pursuant to the Recapitalization Agreement, upon such exercise, Series F Stock will be issued to the Purchaser in lieu of Shares. The number of shares of Series F Stock to be issued will be determined by dividing $22.7 million by the Purchaser's Base Price Per Share multiplied by .85 (the 15% Series F Stock discount) and dividing the product by ten.

     Assuming (i) the conversion of all of the $17.1 million aggregate principal amount of the 9% Debentures and 9.1% Debentures (whether or not sold pursuant to the Offers) and (ii) the anticipated issuance of approximately 400,000 Shares (rather than 650,000 Shares, as estimated in the Offer To Purchase) in settlement of certain claims by third parties against the Company arising out of events occurring prior to the Purchaser's investment in the Company (the "Settlement Shares"), the Company estimates that the total number of outstanding Shares would increase by 5.4 million Shares. Under the Investment Agreement and the Warrant, the issuance by the Company of 5.4 million Shares in these circumstances would result in the Company issuing approximately 450,000 Shares of Series F Stock (which are convertible into 4.5 million Shares upon Shareholder Approval) to the Purchaser without the payment of additional consideration so that the Purchaser's initial $40.0 million investment in the Company pursuant to the Investment Agreement was not diluted. Such additional shares of Series F Stock would have been so issued to the Purchaser under the Warrant whether or not provision for the funding by the Purchaser of the redemption of the 10% Debentures had been made as described in "Special Factors -- The Redemption Agreement" in the Offer To Purchase. After these issuances of Shares, and assuming, solely for purposes of illustrating the potential effect of the Investment Agreement and other documents referred to in "The Recapitalization Agreements" in the Offer To Purchase, (a) the conversion of all Series F and Series G Stock into Shares, (b) the conversion of the 9% Debentures and 9.1% Debentures at an assumed conversion price of $3.50 per Share (although $487,000 aggregate principal amount of the 9% Debentures has already been converted at an average price of $2.28 per Share), (c) the issuance of 9.0 million Shares in exchange for the Purchaser's investment of $22.7 million pursuant to the Company's exercise of the Company Call Option at an issuance price of $2.52 per Share (see "Company Announces Business Plan" in this Supplement), and (d) that 1.9 million Shares are issued under the Post-Closing Adjustment Provisions of the Investment Agreement, the Purchaser estimates that the Company would have outstanding a total of approximately 50.4 million Shares,
28.9 million of which (or 57.3% of the total number of outstanding Shares) would be beneficially owned by the Purchaser. However, the foregoing computation is based upon various estimates and assumptions, including in addition to the factors indicated above, that (1) all the 9% Debentures are converted and that the conversion price for the 9% Debentures and 9.1% Debentures is $3.50 per Share (rather than a lower price, which would apply if stock market prices for Common Stock are lower at the time of actual conversion by Holders thereof and which does apply to 214,701 Shares previously issued upon conversion of certain of the 9% Debentures as described above), (2) that Shareholder Approval as described above is obtained, (3) the Purchaser's Base Price Per Share is at or below $2.26, (4) 9.0 million Shares are issued to the Purchaser for $22.7 million pursuant to the Company's exercise of the Company Call Option, (5) the issuance of the 400,000 Settlement Shares as described above and (6) the total number of Shares issued under the Post-Closing Adjustment Provisions of the Investment Agreement is 1.9 million. Accordingly, the actual number of Shares that the Company will have outstanding in the circumstances described above cannot be determined at this time and could be materially different from the numbers in the foregoing illustration.

Certain Other Matters Relevant to the Offers

     Early Termination of HSR Act Waiting Period. The Purchaser has been notified that its request for early termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, with respect to the Purchaser's purchase of Shares pursuant to the Offers has been granted. See "The Offers -- Certain Conditions of the Offers" and "The Offers -- Certain Legal Matters" in the Offer To Purchase.

     Intentions of Certain Holders. The Purchaser has been advised by a representative of all of the Holders of the 9.1% Debentures that such Holders intend to tender and not withdraw their 9.1% Debentures pursuant to the Offers. However, there can be no assurance that such 9.1% Debentures will actually be so tendered and not withdrawn.

     Dividends. The Company has not paid dividends on the Shares since Shares were initially sold to the public in 1993 and does not currently expect to pay dividends on the Shares at any time in the foreseeable future.

     Filings with the Commission. The Purchaser has filed with the Commission a Tender Offer Statement on Schedule 14D-1 and has filed with the Commission a Transaction Statement on Schedule 13E-3, together with exhibits in each case, pursuant to Rules 14d-3 and 13e-3, respectively, under the Exchange Act, furnishing certain additional information with respect to the Offers. Such Statements and amendments thereto, including exhibits, may be examined and copies may be obtained at the places and in a manner set forth under "Additional Information" and "Miscellaneous" in the Offer To Purchase (except they will not be available in the regional offices of the Commission).



                                       MEI HOLDINGS, L.P.

December 31, 1996

Facsimile copies of the Letter of Transmittal will be accepted. The Letter of Transmittal and Certificates for Shares or Debentures and any other required documents should be sent by each Holder or his broker, dealer, commercial bank, trust company or nominee to the Depositary at the address set forth below:

                                   ----------

                        The Depositary for the Offers is:

                   CONTINENTAL STOCK TRANSFER & TRUST COMPANY

                                   ----------

                           By Mail, Hand or Overnight
                                    Courier:


                   Continental Stock Transfer & Trust Company
                                   2 Broadway
                            New York, New York 10004


                           By Facsimile Transmission:
                                 (212) 509-5150


                  For Information or Confirmation by Telephone:
                                 (212) 509-4000

                                   ----------

Any questions or requests for assistance or additional copies of this Supplement to Offer To Purchase, the Offer To Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and location listed below. You may also contact your broker, dealer, commercial bank or trust company for assistance concerning the Offers.

                    The Information Agent for the Offers is:

                    MACKENZIE PARTNERS, INC.

                                156 Fifth Avenue
                            New York, New York 10010
                            (212) 929-5500 (call collect)
                                         or
                            Call Toll Free (800) 322-2885